SAMSON OIL & GAS SELLS AMBER FIELD PROPERTIES FOR US$4.76 MILLION

Denver 1700 hours May 8, Perth 0700 hours MAY 9, 2008

Samson Oil & Gas has executed and settled a Purchase and Sale Agreement with Kaiser-Francis Anadarko Limited Partnership in relation to its properties located in the Amber field in Grady County, Oklahoma for US$4.76 million. Samson had a 37.5% and 32.5% working interest in 1,280 acres with 9 producing wells. Samson disposed of the field as it had limited growth potential in the near term, with no drilling currently planned. Samson will use US$2.94 million of the proceeds to repay a portion of its outstanding convertible note facility with Macqaurie Bank Limited and US$60,000 to unwind 50,000 mmbtu of its $6.03 forward swap from January 2009 to October 2009.

Terry Barr, Samson's Managing Director and CEO, stated, "We chose to dispose of the Amber field because, with no drilling planned, it held little prospect for growth.  With the sale, we have reduced our debt and increased our capacity to invest in new developmental and exploratory drilling programs."

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration and drilling activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.